

August 4, 2011

Via U.S. Mail
Kwan Sin Yee
Chief Executive Officer and Chief Financial Officer
Pacific Vegas Global Strategies, Inc.
16/F, Winsome House
73 Wyndham Street, Central, Hong Kong

> **Re:    Pacific Vegas Global Strategies, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2010**
> **Filed March 31, 2011**
> **File No. 000-49701**

Dear Ms. Kwan Sin Yee:

We have reviewed your filings and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm, page 11

1.  We note that your cumulative financial information from reentering development stage on January 1, 2006 to December 31, 2010 does not appear to be audited by your current auditors, Mazars CPA Limited.  Please note that auditor association with the cumulative data is required on an annual basis as long as you are in the development stage.  In this regard, it will be necessary for you to obtain an audit of the cumulative data, and obtain a report from an independent registered public accounting firm expressing an opinion on such cumulative data.  Please amend your filing to include a report from Mazars CPA Limited, opining on the cumulative financial statements included in your Form 10-K.

<u>Statement of Changes in Stockholders' Equity, page 15</u>

2.  Please revise the Statement of Shareholder Equity to present activity during the period you reentered the development stage, i.e., from January 1, 2006 instead of January 1, 2009 as currently disclosed.  It appears that the opening balances of the equity accounts as of January 1, 2006 should be the cumulative activity from inception of the company to December 31, 2005, e.g., the opening balance of accumulated deficit should be the balance prior to reentering the development stage or $2,466,675.  Refer to ASC 915-214-45 and Rule 8-03(b)(6) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services